April 8, 2016
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Suzanne Hayes, Assistant Director

RE:	Flex Pharma, Inc.
Registration Statement on Form S-3
Filed March 18, 2016
File No. 333-210289
Dear Ms. Hayes:
On behalf of Flex Pharma, Inc. (the “Company”), we are submitting this letter and the following information in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter, dated March 29, 2016, regarding the Company’s Form S-3 Registration Statement (the “Registration Statement”) filed March 18, 2016. We are also electronically submitting Amendment No. 1 Form S-3 Registration Statement (the “Amended Registration Statement”), which has been amended in response to the Staff’s comments.
Set forth below are the Company’s responses to the Staff’s comment. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.
Incorporation of Certain Information by Reference, page 24

1.	Please amend this disclosure to include the Current Report on Form 8-K filed on February 2, 2016 among the documents you are incorporating by reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of the Amended Registration Statement.
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April 8, 2016
Page Two

Please fax any additional comment letters concerning the Amended Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Amended Registration Statement or this response letter to the undersigned at (617) 937-2316.
Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:	Christoph Westphal, Flex Pharma, Inc.
Robert Hadfield, Flex Pharma, Inc.

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